October 4, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Filing Desk

Re:	Carrizo Oil & Gas, Inc.
Response to comments received via facsimile on September 14, 2006
Ladies and Gentlemen:
     On behalf of Carrizo Oil & Gas, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a letter from the Company responding to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission via facsimile on September 14, 2006 regarding the Company’s Registration Statement on Form S-1 (File No. 333-136778).
     Please call Gene Oshman (713.229.1178), James Mayor (713.229.1749) or me (713.229.1508) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Hillary Hunt Holmes
Hillary Hunt Holmes

Enclosures

cc:	Mr. Paul F. Boling Carrizo Oil & Gas, Inc. Mr. Gene J. Oshman Mr. James H. Mayor Baker Botts L.L.P.

October 4, 2006
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Registration Statement on Form S-1 (File No. 333-136778)
Response to SEC Staff Comments received by facsimile on September 14, 2006
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile on September 14, 2006 regarding the filing listed above. Where applicable, our responses indicate the additions or revisions we propose to include in the first pre-effective amendment to the Form S-1 registration statement (“Amendment No. 1”). For your convenience, our responses are prefaced by a paraphrase of the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
Form S-1 Filed on August 21, 2006
Selling Stockholders, page 15
1.	Disclose whether any of the selling security holders is either a registered broker-dealer or an affiliate of a registered broker-dealer. Any registered broker-dealer must be identified as an underwriter unless he received the shares being resold as compensation for investment banking services. If any of the selling shareholders is an affiliate of a registered broker-dealer, disclose, if true, that the selling shareholder purchased the shares in the ordinary course of business, and that at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Alternatively, if these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

Each of the selling security holders has informed the Company that they are neither a broker-dealer or an affiliate of a registered broker-dealer.
2.	Please indicate the controlling natural person for any non-natural person on your list of selling shareholders. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

We will provide this information in Amendment No. 1 in response to the Staff’s comments. A copy of the proposed changes is attached hereto as Appendix A.

Form 10-Q for the period ending June 30, 2006
Item 4. Controls and Procedures, page 29
3.	We note your disclosure regarding material weaknesses and ineffective controls and procedures. Please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

As noted in Item 4, Controls and Procedures, in the Company’s Form 10-Q for the period ended June 30, 2006 (the “Form 10-Q”), the three material weaknesses described in the Form 10-Q (and the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005 (the “2005 Form 10-K/A”)) were all identified by management of the Company in connection with the preparation of the Company’s financial statements and the work related to management’s annual report on internal control over financial Reporting. Specifically, management identified these material weaknesses in March of 2006.

Management of the Company identified three material weaknesses as of December 31, 2005. As described in Item 4 of the Form 10-Q, the material weakness in the Company’s 2005 year-end close process resulted from accounting and financial staff vacancies beginning in the fourth quarter of 2005. Other similar vacancies existed during the 2004 year-end close process, which resulted in a material weakness as of December 31, 2004. The second material weakness, relating to the Company’s hedging practices, and which is described in the Form 10-Q and the 2005 Form 10-K/A, was identified in March 2006 by management of the Company in connection with the preparation of the Company’s annual financial statements and the work related to management’s annual report on internal control over financial reporting. The underlying hedge accounting issues were identified and brought to management’s attention by Pannell Kerr Forster of Texas, P.C. (“PKF”) and led management to identify a material weakness and therefore conclude, as described in the 2005 Form 10-K/A, that such material weakness was present as of December 31, 2005 and December 31, 2004. Management’s identification of this material weakness ultimately led to the restatement of the Company’s 2004 financial statements and the Company’s quarterly financial statements for the first nine months of 2005. As disclosed in Item 9A of the 2005 Form 10-K/A, management determined that this financial restatement was an additional effect of the year-end close process material weakness. Management also determined that the cumulative impact of the deficiencies associated with hedging practices was not material prior to 2004. The third material weakness described in the Form 10-Q related to various errors and omissions made during the 2005 year-end close process that were identified by PKF in March 2006 and, as previously disclosed, led management to identify these errors as a material weakness and therefore conclude that such material weakness was present as of December 31, 2005. The material weakness began in the fourth quarter of 2005 and was related to the Company’s accounting and financial staff vacancies.

Since the Company believes that substantially all of the substance of these points has already been disclosed, the Company proposes to add the following clarification to the

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Company’s next Quarterly Report on Form 10-Q and to the “Risk Factors” section of the Registration Statement on Form S-1 under the caption “As of December 31, 2004, December 31, 2005 and June 30, 2006, we had material weaknesses in our internal controls, and our internal control over financial reporting was not effective as of those dates. If we fail to maintain an effective system of internal controls, we may not be able to provide timely and accurate financial statements”:

“Management identified each of the three material weaknesses referred to above in March of 2006 in connection with the preparation of the Company’s financial statements and the work related to management’s annual report on internal control over financial reporting. The material weakness in the Company’s 2005 year-end close process resulted from accounting and financial staff vacancies beginning in the fourth quarter of 2005. Other similar vacancies existed during the 2004 year-end close process, which resulted in a material weakness as of December 31, 2004. The second material weakness, relating to the Company’s hedging practices, was identified in March 2006 by management of the Company in connection with the preparation of the Company’s annual financial statements and the work related to management’s annual report on internal control over financial reporting. The underlying hedge accounting issues were identified and brought to management’s attention by Pannell Kerr Forster of Texas, P.C. (“PKF”) and led management to identify a material weakness and therefore conclude that such material weakness was present as of December 31, 2005 and December 31, 2004. Management’s identification of this material weakness ultimately led to the restatement of the Company’s 2004 financial statements and the Company’s quarterly financial statements for the first nine months of 2005. Management determined that this financial restatement was an additional effect of the year-end close process material weakness. Management also determined that the cumulative impact of the deficiencies associated with hedging practices was not material prior to 2004. The third material weakness related to various errors and omissions made during the 2005 year-end close process that were identified by PKF in March 2006 and led management to identify these errors as a material weakness and therefore conclude that such material weakness was present as of December 31, 2005. The material weakness began in the fourth quarter of 2005 and was related to the Company’s accounting and financial staff vacancies.”

     The Company hereby acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
     Please contact Hillary Holmes at (713) 229-1508, James Mayor at (713) 229-1749, or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.

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Appendix A
Selling Shareholders
     This prospectus covers the offer and resale by the selling shareholders listed in the following table, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration rights in accordance with the registration rights agreement to which the selling shareholder is party, of 4,953,571 shares of our common stock. These shares of common stock include 4,401,569 shares issued and outstanding and 552,002 shares issuable upon exercise of stock options granted by us to certain of our officers and directors named below. The stock options were issued pursuant to our Long-Term Incentive Plan.
     The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of August 1, 2006 and the shares included in the offering.

	Shares of Common Stock
	Beneficially Owned		Beneficially	As a Percent of
	Prior to the	Offered	Owned After	Total Outstanding
Name	Offering (1)	Hereny (2)	Offering	After the Offering (3)
KMF Partners, LP (4)	50,000	50,000	—	*
Deephaven Relative Value Equity Trading Ltd. (5)	125,000	125,000	—	*
Deephaven Event Trading Ltd. (6)	420,186	347,500	72,686	*
Deephaven Distressed Opportunities Trading Ltd. (7)	125,000	125,000	—	*
MA Deep Event Ltd. (6)	33,154	27,500	5,654	*

BBT Fund, L.P. (8)	23,600	23,600	—	*

CAP Fund, L.P. (9)	11,600	11,600	—	*
SRI Fund, L.P. (10)	4,800	4,800	—	*

Glacier Partners (11)	30,000	30,000	—	*
Rainier Investment Management, Inc. (12)	849,811	205,000	644,811	2.5%
UBS O’Connor LLC (13)	400,000	400,000	—	*
Paul B. Loyd, Jr.	221,490	222,990	—	*
Steven A. Webster	2,586,046	2,590,490	—	*
S.P. Johnson IV	781,757	790,091	—	*
Total	5,662,444	4,953,571	723,151	2.7%

*	Represents less than 1%

(1)	The table includes shares of common stock that can be acquired through the exercise of stock options within 60 days of August 1, 2006 as follows: Mr. Loyd — 28,000, Mr. Webster — 281,390 and Mr. Johnson — 228,334.

(2)	The shares of common stock offered hereby include shares that can be acquired through the exercise of stock options as follows: Mr. Loyd — 29,500 (28,000 of which are vested), Mr. Webster — 285,834 (281,390 of which are vested) and Mr. Johnson — 236,668 (228,334 of which are vested).

(3)	The percent of the class owned by each of the selling shareholders has been computed assuming the exercise of all stock options deemed to be beneficially owned by that person, and assuming that no stock options held by any other person have been exercised.

(4)	Karen Fleiss, the managing partner of KMF Partners, LP, may be deemed to have sole voting and investment power over these shares.

(5)	Thomas Rectenwald, Portfolio Manager, may be deemed to have sole voting and investment power over these shares.

(6)	Matthew Halbower, Portfolio Manager, may be deemed to have sole voting and investment power of these shares.

(7)	Jeffrey Golbus, Portfolio Manager, may be deemed to have sole voting and investment power of these shares.

(8)	BBT Fund, L.P. is controlled by its managing partners, BBT Genpar, L.P. BBT Genpar, L.P. is controlled by its general partner, BBT-FW, Inc. BBT-FW, Inc. is controlled by its president and sole stockholder, Sid R. Bass. Sid R. Bass may be deemed to have sole voting and investment power over these shares.

(9)	CAP Fund, L.P. is controlled by its managing general partner, CAP Genpar, L.P. CAP Genpar, L.P. is controlled by its general partner, CAP-FW, Inc. CAP-FW, Inc. is controlled by its president and sole stockholder, Sid R. Bass. Sid R. Bass may be deemed to have sole voting and investment power over these shares.

(10)	SRI Fund, L.P. is controlled by its managing general partner, SRI Genpar, L.P. SRI Genpar, L.P. is controlled by its general partner, BBT-FW, Inc. BBT-FW, Inc. is controlled by its president and sole stockholder, Sid R. Bass. Sid R. Bass may be deemed to have sole voting and investment power over these shares.

(11)	Peter Castellanos, partner of Glacier Partners, may be deemed to have sole voting and investment power over these shares.

(12)	James Margard, Chief Investment Officer of Rainier Investment Management, Inc., may be deemed to have sole voting and investment power over these shares.

(13)	The shares are beneficially owned by Fundamental Market Neutral MAC 81 Limited (26,675 shares), O’Connor ~~PIPES Corporate Strategies Master Limited (125,000 shares), O’Connor~~ Global Fundamental Market Neutral Long/Short Master Limited (194,700 shares) and O’Connor Global Multi-Strategy Alpha Master Limited (53,625 shares), each of which is controlled by Kipp Schrage, and O’Connor PIPES Corporate Strategies Master Limited (125,000 shares), which is controlled by Jeffrey Putman. Each of these funds has ceded investment control to UBS O’Connor LLC, the Investment Manager. The Investment Manager ~~makes all of the~~ may be deemed to have sole voting and investment ~~and voting decisions~~ power over these shares. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is ~~listed~~ traded on the New York Stock Exchange.

     The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.
     Some of the selling shareholders either have or have had a material relationship with us within the past three years.